Exhibit 99.1

Mereo BioPharma Files Shareholder Circular for Upcoming General Meeting

Reiterates Quality and Composition of Mereo’s Significantly Refreshed Board, which has the Right Skills and Experience to Guide Mereo’s Strategy and Maximize Shareholder Value

Details Rubric’s Rejection of Reasonable Settlement Proposals and Refusal to Find a Constructive Solution, Escalating its Costly and Distracting Proxy Campaign at the Expense of All Mereo Shareholders

Cautions that Rubric’s Underqualified Nominees Would Threaten Mereo’s Strategic Plan and Risk the Company’s Ability to Bring Potentially Life-Changing Therapies to Patients

LONDON – October 21, 2022 – Mereo BioPharma Group plc (NASDAQ: MREO), (“Mereo” or the “Company”), a clinical-stage biopharmaceutical company focused on rare diseases and oncology, today announced it has filed and mailed a shareholder circular (the “Shareholder Circular”) and related meeting and proxy materials in connection with its upcoming General Meeting of Shareholders (the “General Meeting”) to be held on November 18, 2022 at 2:00 p.m. London time.

The General Meeting was called following the receipt of a valid requisition notice from Rubric Capital Management LP (“Rubric”) sent pursuant to section 303 of the Companies Act 2006. At the General Meeting, shareholders will consider resolutions to remove five of Mereo’s directors and replace them with five directors nominated by Rubric. Mereo recommends that shareholders vote and vote against all of the resolutions to be put to the General Meeting.

Mereo also today issued the following notice to shareholders, which will accompany the physical mailing of the Shareholder Circular. In its notice, the Company urged shareholders to vote and vote against all of Rubric’s harmful resolutions, which it believes will inhibit Mereo’s ability to realize value from its late-stage rare disease programs by forcing the Company to seek an impractical and premature near-term liquidity event at “fire sale” prices and replace five directors with highly relevant skill sets with Rubric’s woefully underqualified nominees, many of whom have no public company governance or biotechnology experience.

The notice sent to shareholders and ADS holders is as follows:

Notice of General Meeting and Board Recommendation to VOTE and VOTE AGAINST All Resolutions

Dear Shareholders and ADS Holders,

As described in the accompanying Shareholder Circular, at the upcoming General Meeting on November 18, 2022 at 2:00 pm (London time) Mereo shareholders and ADS holders will consider proposals put forth by Rubric Capital Management, a hedge fund controlling ~13.4% of Mereo’s outstanding shares. The resolutions to be considered at the General Meeting are:

•	THAT five Mereo Board members – Dr. Peter Fellner, Dr. Anders Ekblom, Dr. Deepika Pakianathan, Dr. Brian Schwartz, and Mr. Michael Wyzga – be removed from the Board with immediate effect.

•

THAT, conditional upon passing of the above resolution, five Rubric nominees – Dr. Annalisa Jenkins, Dr. Daniel Shames, Mr. Marc Yoskowitz, Mr. Justin Roberts, and Mr. David Rosen – be appointed to the Board with immediate effect.

Rubric has designed its resolutions so that any election of new directors is conditional on the removal of all five of the incumbent directors targeted by Rubric. This presents shareholders with what is essentially an all-or-nothing proposition, and gives shareholders no choice but to remove a majority of the incumbent independent directors, or none at all. We believe Rubric’s refusal to resolve this matter amicably or to consider offering shareholders a compromise is further evidence of its short-term oriented, value-destructive views.

The Mereo Board urges shareholders and ADS holders to VOTE and VOTE AGAINST these harmful resolutions due to the following:

•

Mereo is working in the best interests of all shareholders to execute on its strategic plan, which is the most compelling and financially responsible way to unlock the opportunities for potential life-changing therapies in our pipeline while maintaining the resources required to deliver maximum shareholder value from these assets, in line with program updates and the broader operating environment. These programs have already delivered encouraging clinical results with multiple value-driving milestones ahead – each of which is essential to understanding the true value of these assets and the path forward. Mereo has continued to evaluate resource allocation, cost structure and programs, and has further reduced expenses to the minimum and practical level required to achieve results from our programs and monetize our assets within the next year or so.

•

Rubric’s plan appears to depend on near-term licensing or selling of Mereo’s key assets, which is irresponsible and sub-optimal, and then a cash distribution, which fails to account for the complexities under English law with respect to distributions. Rubric aims to gain control of the Board and the Company’s strategy without providing shareholders with a coherent strategy. A shotgun partnership or “fire sale” of our assets, ahead of other catalysts, would be enormously value destructive. Moreover, under English law, Mereo may only distribute cash to shareholders if, and to the extent that, it has sufficient distributable reserves. Mereo does not currently have any such distributable reserves and, in light of Mereo’s accumulated losses, there is no realistic prospect of generating meaningful distributable reserves in the near-term.

•

Rubric’s nominees are woefully underqualified, particularly when compared to the directors they would replace. Rubric is seeking to remove our Board Chairman, Deputy Chair and the Chair of three of our key committees. Rubric’s candidates do not replace the industry or Board experience of the directors Rubric seeks to remove. Mr. Shames and Mr. Yoskowitz have no public company governance experience. Ms. Jenkins sits on twenty-one boards, an outlandish number of commitments, with a woeful attendance record and a previous board position at a company that was fined for historical breaches of disclosure obligations that occurred during her tenure on the board. Mr. Roberts and Mr. Rosen have no biotechnology company leadership nor operating experience and, given their loyalties to each other and to Rubric, will neither be truly independent nor necessarily act in your or Mereo’s best interests.

We believe shareholders deserve better. Mereo is confident that its updated strategic plan, overseen by its current Board, is the most compelling and financially responsible way to conserve cash, continue unlocking the opportunities for potential life-changing therapies in our pipeline and deliver maximum shareholder value from these assets.

THE ONLY WAY TO DEFEAT THESE HARMFUL RESOLUTIONS IS TO VOTE. It is essential that you VOTE and VOTE AGAINST ALL of Rubric’s proposals to protect your investment.

We encourage you to carefully review the accompanying Shareholder Circular, which outlines in greater detail the strength of our current Board, the confidence we have in our updated strategy and revised path forward and the reckless nature of Rubric’s ill-informed proposals.

Thank you for your investment in Mereo and for your ongoing support.

Sincerely,

The Mereo BioPharma Board of Directors

General Meeting Details

The General Meeting will be held at the 5th Floor, One Cavendish Place, London W1G 0QF, United Kingdom on November 18, 2022 at 2.00 p.m. (London time). The Company encourages all Shareholders and ADS Holders to closely review the Shareholder Circular, which provides important and detailed instructions about how to participate and vote.

Shareholder Circular Details

The Shareholder Circular contains, among other information, details regarding procedures for voting at the General Meeting, as well as comprehensive information regarding Mereo’s engagement with Rubric and perspectives on its resolutions. In addition to being distributed to all Shareholders and ADS Holders, the Shareholder Circular will be available at www.mereobiopharma.com/GeneralMeeting2022.

HOW TO VOTE

ADS Holders	Ordinary Shareholders
Instruct your broker or other intermediary how to vote the Ordinary Shares represented by your ADS by following the instructions on the Depositary Notice and WHITE Voting Instruction Card provided to you by or on behalf of your broker or intermediary	Submit proxies electronically using Link Group’s Signal Shares share portal service at www.signalshares.com or through the CREST voting service, or in a hard copy Form of Proxy which can be is requested by contacting the Company’s registrar, Link Group, on +44 (0)371 664 0300

Such voting instructions must be validly submitted by no later than 10.00 a.m. (Eastern time) on November 14, 2022	All proxy votes must be submitted by no later than 2.00 p.m. (London time) on November 16, 2022

A copy of the Shareholder Circular convening the General Meeting and setting out further information is available on the Company’s website: www.mereobiopharma.com/GeneralMeeting2022

If you have any questions or require voting assistance, please contact Mereo’s proxy solicitor:

Morrow Sodali LLC 800-662-5200 (toll free) / 1-203-658-9400 MREO@info.morrowsodali.com

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development of innovative therapeutics for rare diseases and in oncology and plans to commercialize selected rare disease programs. The Company has developed a portfolio of six clinical stage product candidates. The Company has two rare disease product candidates, setrusumab for the treatment of osteogenesis imperfecta (OI) and alvelestat for the treatment of severe Alpha-1 antitrypsin deficiency (AATD) and Bronchiolitis Obliterans Syndrome (BOS). The Company’s partner, Ultragenyx Pharmaceutical, Inc., has initiated a pivotal Phase 2/3 pediatric study in young adults (5-25 years old) for setrusumab in OI and expects to initiate a study in pediatric patients (2 - <5 years old) in the first half of 2023. The partnership with Ultragenyx includes potential milestone payments of up to $254 million and royalties to Mereo on Ultragenyx territories. Mereo has retained EU and UK commercial rights and will pay Ultragenyx royalties on those territories. Alvelestat has received U.S. Orphan Drug Designation for the treatment of AATD, Fast Track designation from the FDA, and positive top-line data were recently reported from a Phase 2 proof-of-concept study in North America, Europe and the UK. Mereo’s lead oncology product candidate, etigilimab (anti-TIGIT), is currently in an open label Phase 1b/2 basket study evaluating anti-TIGIT in combination with an anti-PD-1 in a range of tumor types including three rare tumors and three gynecological carcinomas, cervical, ovarian, and endometrial carcinomas. The Company’s second oncology product, navicixizumab, for the treatment of late line ovarian cancer, has completed a Phase 1 study and has been partnered with OncXerna Therapeutics, Inc., formerly Oncologie, Inc. The global licensing agreement with OncXerna includes payments of up to $300 million in milestones and royalties.

Forward-Looking Statements

This press release contains “forward-looking statements.” All statements other than statements of historical fact contained in this press release are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties some of which are significant or beyond its control and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in the “Risk Factors” section of its latest Annual Report on Form 20-F, reports on Form 6-K and other documents furnished or filed from time to time by the Company with the Securities and Exchange Commission. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:
Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer Charles Sermon, General Counsel
Christine Fox, Chief Financial Officer

Abernathy MacGregor (Communications Adviser to Mereo)	+01 212 371 5999
Tom Johnson / Dan Scorpio
Media	tbj@abmac.com / dps@abmac.com

Burns McClellan (Investor Relations Adviser to Mereo)	+01 212 213 0006
Lee Roth

Investors	investors@mereobiopharma.com